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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 0 1 2002 PROCESSING 334

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (Inception) MM/DD/YY AND ENDING 12/31/01 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MYCFO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 MONTGOMERY ST., STE 249
(No. and Street)

SAN FRANCISCO, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBIN KAMEDA 415-315-4066
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

PROCESSED MAR 2 1 2002 P THOMSON FINANCIAL

THREE EMBARCADERO CENTER, STE. 2000
(Address) (City) (State) (Zip Code)
SAN FRANCISCO, CA 94111

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/20/02 JC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ROBIN KAMEDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MYCFO SECURITIES, LLC, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Sandee E Yoshimura
Notary Public

SANDEE E. YOSHIMURA
COMM. # 1182394
NOTARY PUBLIC-CALIFORNIA
SANTA CLARA COUNTY
COMM. EXP. MAY 3, 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Member
myCFO Securities, LLC.:

We have audited the accompanying statement of financial condition of myCFO Securities, LLC. (a Delaware limited liability company) (the Company) as of December 31, 2001, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of myCFO Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2002

myCFO SECURITIES, LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	5,922,735
Receivable from Parent		555,000
Deposit with clearing house		25,037
Commission receivable from clearing house		2,100
Total assets	$	6,504,872
Liabilities and Member's Equity		
Payable to Member	$	50,000
Clearing fees payable		350
Total liabilities		50,350
Member's equity		6,454,522
Total liabilities and member's equity	$	6,504,872

See accompanying notes to financial statements.

myCFO SECURITIES, LLC
(A Delaware Limited Liability Company)

Statement of Income

Year ended December 31, 2001

Revenues:		
Commissions from engagements	$	10,070,000
Commissions from trades		2,100
Interest income		6,103
Total revenues		10,078,203
Expenses:		
Management fee		1,007,820
Regulatory and licensing expenses		46,714
Legal expenses		21,029
Other expenses		380
Total expenses		1,075,943
Net income	$	9,002,260

See accompanying notes to financial statements.

myCFO SECURITIES, LLC
(A Delaware Limited Liability Company)

Statement of Changes in Member's Equity

Year ended December 31, 2001

Member's equity, beginning of year	$	—
Capital contributions from Member		1,225,563
Net income		9,002,260
Distributions		(3,773,301)
Member's equity, end of year	$	6,454,522

See accompanying notes to financial statements.

myCFO SECURITIES, LLC
(A Delaware Limited Liability Company)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	9,002,260
Noncash contribution from Parent		1,075,563
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Deposit with clearing house		(25,037)
Due from Parent		(555,000)
Commission receivable		(2,100)
Due to Member		50,000
Clearing fees payable		350
Net cash provided by operating activities		9,546,036
Cash flows from financing activities:		
Capital contributions		150,000
Distributions		(3,773,301)
Net cash used in financing activities		(3,623,301)
Net increase in cash		5,922,735
Cash, beginning of year		—
Cash, end of year	$	5,922,735

See accompanying notes to financial statements.

myCFO SECURITIES, LLC
(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2001

(1) Organization and Summary of Significant Accounting Policies

myCFO Securities, LLC (the Company), a Delaware limited liability company, was formed on December 31, 2000 and commenced operations on April 11, 2001. The sole member of the Company is myCFO Investment Advisory Services, LLC (the Member). The Company was formed primarily to provide brokerage services to clients of myCFO, Inc. (the Parent) which is the sole member of myCFO Investment Advisory Services, LLC. The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company is licensed in 49 states and is registered with the National Association of Securities Dealers.

(a) Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting.

(b) Revenue Recognition

The Company earned revenues from brokerage services provided to clients of the Parent in conjunction with certain investment and estate planning opportunities. Revenues on the brokerage commissions are recognized when the specific transaction is completed and all terms and conditions of the contract have been met.

(c) Income Taxes

The Company has elected to be treated as a partnership for tax purposes. Net income or net loss is reportable in the income tax return of the Member. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(d) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital, as defined by Rule 15c3-1, of $5,899,522, and this was $5,849,522 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital is 0.01 to 1 as of December 31, 2001.

(Continued)

The Company is exempt from Rule 15c3-1 under paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Donaldson, Lufkin & Jenrette Securities Corporation. The Company receives customer funds; however, such amounts are transferred to Donaldson, Lufkin & Jenrette Securities Corporation.

(3) Related Party Transactions

In accordance with the management and operating expense agreement between the Parent and the Company, the Company records an annual management fee equal to 10% of total revenue payable to Parent. The management fee covers expenses for salaries and benefits, insurance, information systems, furniture and equipment, and various administrative expenses that the Parent pays on behalf of the Company. For the year ended December 31, 2001, the Company recorded $1,007,820 of management fees which are included in the statement of income. Also in accordance with the management and operating expense agreement, all expenses billed directly to the Company were paid by the Parent with the exception of clearing house expenses and bank fees which were paid directly by the Company. For the year ended December 31, 2001, the Parent paid $67,743 of expenses on behalf of the Company, which are included in the statement of income.

As of December 31, 2001, the Parent owed the Company $555,000 for revenue earned and the Company had a payable to the Member of $50,000 for cash that was collected on behalf of the Member, both of which are included in the statement of financial condition.

myCFO SECURITIES, LLC
(A Delaware Limited Liability Company)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total Member's equity	$	6,454,522
Less nonallowable assets:		
Receivable from Parent		555,000
Net capital before haircuts on securities position		5,899,522
Less haircuts on securities		—
Net capital		5,899,522
Aggregate indebtedness		50,350
Computation of basic net capital requirement:		
Net capital required – greater of $50,000 or 6 2/3% of aggregate indebtedness		50,000
Net capital in excess of requirements	$	5,849,522
Ratio of aggregate indebtedness to net capital		0.85%

The computation of net capital under Rule 15c3-1(a)(1)(i) as of December 31, 2001, computed by myCFO Securities, LLC in its Form X-17-a-5, part II, filed with NASD Regulation, Inc. on January 25, 2002 does not differ from the above computation, which is based on the financial statements.

See accompanying independent auditors' report.

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report on Internal Control

The Board of Directors
myCFO Securities, LLC.:

In planning and performing our audit of the financial statements and supplemental schedule of myCFO Securities, LLC. (a Delaware limited liability company) (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002